November 6, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Dietrich A. King

Re:	Equity Bancshares, Inc.
Registration Statement on Form S-1 (File No. 333-207351)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of the Securities Act of 1933, as amended (the “Securities Act”), we hereby join Equity Bancshares, Inc. (the “Company”) in requesting that the effectiveness of the Company’s above-referenced Registration Statement on Form S-1, as amended, be accelerated so that it will become effective on Tuesday, November 10, 2015, at 2:00 p.m., Washington D.C. time, or as soon thereafter as practicable.

Additionally, pursuant to Rule 460 of the Securities Act, we hereby advise you that 1,800 copies of the Preliminary Prospectus dated November 2, 2015, were furnished to 3 prospective underwriters and distributed by the underwriters approximately as follows from November 2, 2015 through the date hereof: 1,450 copies to institutional investors and 350 copies to others.

We, the undersigned, as representatives of the several underwriters, have and will, and each underwriter has advised the undersigned that it has and will, comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[SIGNATURE PAGE FOLLOWS]

Very Truly Yours,

KEEFE, BRUYETTE & WOODS, INC. STEPHENS INC. as Representatives of the several Underwriters

KEEFE, BRUYETTE & WOODS, INC.

By:	/s/ Lisa Schultz
Name:	Lisa Schultz
Title:	Managing Director Co-Head Equity Capital Markets

STEPHENS INC.

By:	/s/ Scott Studwell
Name:	Scott Studwell
Title:	Managing Director Head of FIG ECM